UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

SIFY LIMITED

(FORMERLY SATYAM INFOWAY LIMITED)

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(Name of Issuer)

American Depositary Shares, each representing one equity stake

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(Title of Class of Securities)

804099208

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(CUSIP Number)

Infinity Capital Ventures, LP

11601 Wilshire Boulevard

Suite 1900

Los Angeles, CA 90025

Attn: Amir Ohebsion

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 12, 2006

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Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 17,902,860 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,902,860 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,902,860 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2% *
14	TYPE OF REPORTING PERSON PN

*Represents the percentage obtained by dividing (i) the number of American Depositary Shares held by the Reporting Person, each representing one equity share by (ii) the number of American Depositary Shares outstanding as of March 31, 2006, as reported in the Issuer’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2006.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 17,902,860 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 17,902,860 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,902,860 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.2% *
14	TYPE OF REPORTING PERSON OO

*Represents the percentage obtained by dividing (i) the number of American Depositary Shares held by the Reporting Person, each representing one equity share by (ii) the number of American Depositary Shares outstanding as of March 31, 2006, as reported in the Issuer’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2006.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vegesna Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 18,481,051 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 18,481,051 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,481,051 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% *
14	TYPE OF REPORTING PERSON OO

*Represents the percentage obtained by dividing (i) the number of American Depositary Shares held by the Reporting Person, each representing one equity share by (ii) the number of American Depositary Shares outstanding as of March 31, 2006, as reported in the Issuer’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2006.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
Number of Shares Beneficially Owned by Each Reporting Person With	7	SOLE VOTING POWER 17,902,860 American Depositary Shares, each representing one equity share
	8	SHARED VOTING POWER 578,191 American Depositary Shares, each representing one equity share **
	9	SOLE DISPOSITIVE POWER 17,902,860 American Depositary Shares, each representing one equity share
	10	SHARED DISPOSITIVE POWER 578,191 American Depositary Shares, each representing one equity share **
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,481,051 American Depositary Shares, each representing one equity share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6% *
14	TYPE OF REPORTING PERSON IN

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares held by the Reporting Person, each representing one equity share by (ii) the number of American Depositary Shares outstanding as of March 31, 2006, as reported in the Issuer’s Annual Report on Form 20-F, as filed with the Securities and Exchange Commission on June 30, 2006.

** Represents 578,191 American Depositary Shares, each representing one equity share owned by the Vegensa Family Trust, of which the Reporting Person is co-trustee and has voting and dispositive power and beneficial ownership.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

The information in this Amendment No. 2 is supplemental and is not a complete restatement of the text of Schedule 13D. This Amendment No. 2 to Schedule 13D should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 1 to this Schedule 13D, filed on November 23, 2005 and the Schedule 13D filed on November 10, 2005.

ITEM 1.  Security and Issuer.

The class of equity securities to which this Amendment No. 2 to Schedule 13D relates is the American Depositary Shares (“ADS”), each representing one ordinary equity share, par value Indian Rupees 10 per share (“Equity Shares”), of Sify Limited, a company incorporated in India (the “Issuer”). The ADSs have been issued pursuant to a Deposit Agreement, dated October 18, 1999, as amended, by and among the Issuer, Citibank, N.A., as depositary, and the holders and beneficial owners of ADSs.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Canal Bank Road Taramani, Chennai,  600113.

ITEM 2.  Identity and Background.

This Amendment No. 2 to Schedule 13D is being filed jointly on behalf of Infinity Capital Ventures, LP, a limited partnership organized under the laws of the state of Delaware (“Infinity Capital”), Infinity Capital Management LLC, a limited liability company organized under the laws of the state of Delaware (“ICM”), Vegesna Family Trust (“Trust”) and Raju Vegesna, an Indian citizen and U.S. permanent resident (“Vegesna” and collectively with Infinity Capital, ICM and Trust, the “Reporting Persons”).

Infinity Capital’s principal business is investments. The general partner of Infinity Capital is ICM, an entity owned by the Trust and the sole manager of which is Vegesna. Vegesna and Bala Vegesna are the co-trustees of the Trust. Vegesna is the Chairman and Chief Executive Officer of the Issuer. The business address of the Reporting Persons is 11601 Wilshire Boulevard, Suite 1900, Los Angeles, CA 90025.

During the past five (5) years, none of the Reporting Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

Vegesna paid for the ADSs purchased pursuant to the Subscription Agreement, dated November 10, 2005, from personal cash reserves. The terms of the Subscription Agreement are incorporated herein by reference from the Schedule 13D filed on November 10, 2005.

ITEM 4.  Purpose of Transaction.

As stated in the Schedule 13D filed on November 10, 2005, pursuant to that certain Subscription Agreement dated November 10, 2005, by and between the Issuer and Infinity Capital, the Issuer sold Infinity Capital 6,720,260 ADSs for an aggregate purchase price of US $37.6 million in cash (the “Sale”). The Sale was completed on January 12, 2006.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

The Reporting Persons acquired the ADSs for investment purposes. The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional ADSs through open market purchases, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the ADSs in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as set forth above, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  Interests in Securities of the Issuer.

(a)         Infinity Capital is the beneficial owner of 17,902,860 ADSs, representing approximately 42.2% of the Equity Shares outstanding. ICM and the Trust may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital. In addition, since Vegesna is the sole manager of ICM, he may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

The Trust is the beneficial owner of 578,191 ADSs, representing approximately 1.4% of the Equity Shares outstanding of the Issuer. Since Vegesna is the co-trustee of the Trust, he may be deemed to have an indirect beneficial ownership of the ADSs owned by the Trust.

(b)         Except as otherwise described herein, no person other than the Reporting Persons have any sole or shared power to vote or direct the vote of any ADSs nor sole or shared power to dispose of or direct the disposition of any ADSs.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the agreements filed on the Schedule 13D dated November 10, 2005 and incorporated by reference herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

ITEM 7.  Materials to be Filed as Exhibits.

Not applicable.

CUSIP No.	804099208	SCHEDULE 13D (Amendment No. 2)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 19, 2007

INFINITY CAPITAL VENTURES, LP

By:	Infinity Capital Management, LLC
Its General Partner

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

INFINITY CAPITAL MANAGEMENT, LLC

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

VEGESNA FAMILY TRUST

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Co-Trustee

RAJU VEGESNA

/s/ Raju Vegesna

Raju Vegesna

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)